Exhibit 99.1

Nasus Pharma Strengthens Leadership Team, Appointing Eyal Rubin as Executive Vice President and Chief Financial Officer

Veteran CFO appointment underscores the Company’s commitment to building a strong leadership team as it advances its clinical and commercial strategy

TEL AVIV, Israel, November 20, 2025 — Nasus Pharma Ltd. (NYSE: NSRX) (“Nasus Pharma”, “Nasus” or the “Company”), a clinical-stage pharmaceutical company focused on the development of innovative intranasal products to treat emergency medical conditions, today announced the appointment of Eyal Rubin as Executive Vice President and Chief Financial Officer. Mr. Rubin brings more than two decades of financial leadership experience in global biotechnology and pharmaceutical industries to Nasus Pharma’s executive leadership team.

Mr. Rubin will lead and oversee Nasus Pharma’s financial operations, including corporate finance, financial planning, capital strategy, and investor relations, as the Company advances its pipeline of intranasal therapeutics towards achieving key clinical and commercial milestones.

“We are delighted to welcome Eyal to our leadership team,” said Dan Teleman, Chief Executive Officer of Nasus Pharma. “We believe his deep financial expertise, strong command of capital markets, and successful track record of supporting clinical-stage and commercial-stage biotech companies make him the ideal addition to our leadership team as we enter an important phase of growth.”

“We’re pleased to have Eyal join Nasus Pharma,” said Udi Gilboa, Executive Chairman of Nasus Pharma. “His extensive experience in both emerging biotechnology companies and commercial-stage pharmaceutical organizations will prove highly valuable to Nasus as we continue to strengthen our financial and operational capabilities. We are confident that his financial leadership will bolster the Company as our clinical programs progress.”

Mr. Rubin previously served as Chief Financial Officer and Senior Vice President of Protalix BioTherapeutics, Inc. where he led financial operations, strategy, and capital markets activities. Prior to that, Mr. Rubin served as Chief Financial Officer of BrainStorm Cell Therapeutics, Inc. and at Teva Pharmaceutical Industries Ltd.as Vice President and Head of Corporate Treasury. Mr. Rubin holds a BA in Business Management from the College of Management Academic Studies, Israel, and an MBA in Accounting and Finance from Bar-Ilan University, both summa cum laude.

“I am excited to join Nasus Pharma at such a pivotal moment,” said Mr. Rubin. “I believe the Company’s innovative intranasal drug delivery platform and advancing clinical program represent a significant opportunity to bring innovative drug delivery products to patients and address significant unmet medical needs. I look forward to partnering with the leadership team to support the Company’s continued progress and long-term growth.”

About Nasus Pharma

Nasus Pharma is a clinical-stage pharmaceutical company developing a number of intranasal powder products addressing acute medical conditions in the community. NS002, Nasus’s intranasal powder Epinephrine product candidate is being developed as a needle-free alternative to Epinephrine autoinjectors for patients with anaphylaxis. Intranasal administration is most suitable for those situations in which rapid drug delivery is required and offers needle free, easy to use alternatives. Nasus proprietary powder-based intranasal (“PBI”) technology is designed for rapid and reliable drug delivery, leveraging the nasal cavity’s rich vascular network for quick absorption. The PBI formulation uses uniform spherical powder particles for broad dispersion and potentially faster, higher absorption compared to liquid-based nasal products. For further information about the Company, please visit www.nasuspharma.com or follow on Twitter (X) or Linkedin.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including statements regarding: the Company’s expectations regarding its growth, the advancement of its clinical programs, and anticipated clinical and commercial milestones; the Company’s plans to strengthen its financial and operational capabilities and build its leadership team; that Mr. Rubin’s experience will prove highly valuable to the Company; the significant opportunity of the Company’s intranasal drug delivery platform and its ability to bring innovative drug delivery products to patients and address significant unmet medical needs; and the Company’s beliefs about the impact of its leadership additions, including the appointment of Mr. Rubin, on its long-term growth and execution of its corporate strategy. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s prospectus filed with the U.S. Securities and Exchange Commission dated August 12, 2025. Forward-looking statements contained in this press release are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Company Contact

Nasus Pharma Ltd.

info@nasuspharma.com

Investor Contact

Arx Investor Relations

North American Equities Desk

nasus@arxhq.com